

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 21, 2009

<u>Via U.S. Mail</u>

Mr. Bruce Palmer
President
AccessKey IP, Inc.
8100 M4 Wyoming Blvd., NE
Albuquerque, NM 87113

   Re: **AccessKey IP, Inc.**
      Item 4.02 Form 8-K
      Filed August 19, 2009
      File No. 000-53664

Dear Mr. Palmer:

   We have reviewed the above referenced Form 8-K and we have the following comment. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 8-K</u>
<u>Item 4.02</u>

     Please tell us if your certifying officers have considered the effect of the errors on the accuracy of prior disclosures regarding disclosure controls and procedures under Items 307 of Regulation S-K. If such officers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods to be restated, you should disclose this determination. Otherwise, please explain to us why the discovery of these errors did not affect your conclusions regarding the effectiveness of disclosure controls and procedures.

Please respond to these comments within 10 business days of the date of this letter or tell us by when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in this filing to be certain that they have provided all of the information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all of the information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: via facsimile to (949) 475-9087
        Richard O. Weed, Esq.
        Weed & Co. LLP